UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MONROE CAPITAL INCOME PLUS CORPORATION
(Name of Subject Company (Issuer))
MONROE CAPITAL INCOME PLUS CORPORATION
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
Theodore L. Koenig
Chief Executive Officer
155 North Wacker Drive, 35th Floor
Chicago, Illinois 60606
(312) 258-8300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Steven B. Boehm, Esq.
Stephani M. Hildebrandt, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☒    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 19, 2025, by Monroe Capital Income Plus Corporation, a Maryland corporation (the “Company,” “MCIP,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase 13,485,718 shares (the “Shares”) of our issued and outstanding common stock, par value $0.001 per share (“Common Stock”). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 19, 2025, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on December 17, 2025 and approximately 6,664,444.258 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. The Company purchased all Shares validly tendered and not withdrawn at a price equal to $9.98 per Share for an aggregate purchase price of approximately $66,511,154.
ITEM 12(b). FILING FEE
Filing Fee Exhibit
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2025

MONROE CAPITAL INCOME PLUS CORPORATION

By:	/s/ Lewis W. Solimene, Jr.
Name: Lewis W. Solimene, Jr.
Title: Chief Financial Officer and Chief Investment Officer